Exhibit 97

TOAST, INC.
COMPENSATION RECOVERY POLICY
Adopted as of November 2, 2023
Toast, Inc., a Delaware corporation (the “Company”), has adopted a Compensation Recovery Policy (this “Policy”) as described below.
1.Overview
The Policy sets forth the circumstances and procedures under which the Company shall recover Erroneously Awarded Compensation from Covered Persons (as defined below) in accordance with rules issued by the United States Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the New York Stock Exchange.    Capitalized terms used and not otherwise defined herein shall have the meanings given in Section 3 below. For the avoidance of doubt, this Policy is intended to comply and should be interpreted in a manner consistent with the requirements of Section 10D of the Exchange Act, Exchange Act Rule 10D-1 and the listing standards of the New York Stock Exchange, including any interpretive guidance provided thereunder.
2.Compensation Recovery Requirement
In the event the Company is required to prepare a Financial Restatement, the Company shall recover reasonably promptly all Erroneously Awarded Compensation with respect to such Financial Restatement.
3.Definitions
a.“Applicable Recovery Period” means the three completed fiscal years immediately preceding the Restatement Date for a Financial Restatement. In addition, in the event the Company has changed its fiscal year: (i) any transition period of less than nine months occurring within or immediately following such three completed fiscal years shall also be part of such Applicable Recovery Period and (ii) any transition period of nine to 12 months will be deemed to be a completed fiscal year.
b.“Applicable Rules” means any rules or regulations adopted by the Exchange pursuant to Rule 10D-1 under the Exchange Act and any applicable rules or regulations adopted by the SEC pursuant to Section 10D of the Exchange Act.
c.“Board” means the Board of Directors of the Company.
d.“Committee” means the Compensation Committee of the Board or, in the absence of such committee, a majority of independent directors serving on the Board.
e.“Covered Person” means any Executive Officer and any other person designated by the Board or the Committee as being subject to this Policy as set forth on Schedule A hereto, as may be amended from time to time by the Committee or Board. A person’s status as a Covered Person with respect to Erroneously Awarded Compensation shall be determined as of the time of receipt of such Erroneously Awarded Compensation regardless of the person’s current role or status with the Company (e.g., if a person began service as an Executive Officer after the beginning of an Applicable Recovery Period, that person would not be considered a Covered Person with respect to Erroneously Awarded Compensation received before the person began service as an Executive Officer, but would be considered a Covered Person with respect to Erroneously Awarded Compensation received after the person began service as an Executive Officer where such person served as an Executive Officer at any time during the performance period for such Erroneously Awarded Compensation).
f.“Effective Date” means October 2, 2023.
g.“Erroneously Awarded Compensation” means the amount of any Incentive-Based Compensation received by a Covered Person on or after the Effective Date and during the Applicable Recovery Period that exceeds the amount that otherwise would have been received by the Covered Person had such compensation been determined based on the restated amounts in a Financial Restatement, computed without regard to any taxes paid. Calculation of Erroneously Awarded Compensation with respect to Incentive-Based Compensation based on stock price, total shareholder return, or any other metric identified by the U.S. Securities and Exchange Commission, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Financial Restatement, shall be based on a reasonable estimate of the effect of the Financial Restatement on the stock price, total shareholder return or applicable metric upon which the Incentive-Based Compensation was received, and the Company shall maintain documentation of the determination of such reasonable estimate and provide such documentation to the Exchange in accordance with the Applicable Rules. Incentive-Based Compensation is deemed received, earned, or vested when the Financial Reporting Measure is attained, not when the actual payment, grant, or vesting occurs.
h.“Exchange” means the New York Stock Exchange.
i.An “Executive Officer” means any person who served the Company in any of the following roles at any time during the performance period applicable to
Incentive-Based Compensation such person received after beginning service in such role: the president, principal financial officer, principal accounting officer (or if there is no such accounting officer the controller), any vice president in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the Company. Executive officers of parents or subsidiaries of the Company may be deemed executive officers of the Company if they perform such policy making functions for the Company.
j.“Financial Reporting Measures” mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, any measures that are derived wholly or in part from such measures (including, for example, a non-GAAP financial measure), stock price and total shareholder return, and any other metric identified by the U.S. Securities and Exchange Commission.
k.“Incentive-Based Compensation” means any compensation provided, directly or indirectly, by the Company or any of its subsidiaries that is granted, earned, or vested based, in whole or in part, upon the attainment of a Financial Reporting Measure.
l.A “Financial Restatement” means a restatement of previously issued financial statements of the Company due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required restatement to correct an error in previously-issued financial statements that is material to the previously-issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
m.“Restatement Date” means, with respect to a Financial Restatement, the earlier to occur of: (i) the date the Board, a committee of the Board or the officer or officers of the Company authorized to take such action if Board action is not required concludes, or reasonably should have concluded, that the Company is required to prepare the Financial Restatement or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare the Financial Restatement.
4.Exception to Compensation Recovery Requirement
The Company may elect not to recover Erroneously Awarded Compensation pursuant to this Policy if the Committee determines that recovery would be impracticable, and one or more of the following conditions, together with any further requirements set forth in the Applicable Rules, are met: (i) the direct expense paid to a third party, including outside legal counsel, to assist in enforcing this Policy would exceed the amount to be recovered, and the Company has made a reasonable attempt to recover such Erroneously Awarded Compensation; or (ii) recovery would likely cause an otherwise tax-qualified retirement plan to fail to be so qualified under applicable regulations.
5.Tax Considerations
To the extent that, pursuant to this Policy, the Company is entitled to recover any Erroneously Awarded Compensation that is received by a Covered Person, the gross amount received (i.e., the amount the Covered Person received, or was entitled to receive, before any deductions for tax withholding or other payments) shall be returned by the Covered Person.
6.Method of Compensation Recovery
The Committee shall determine, in its sole discretion, the method for recovering Erroneously Awarded Compensation hereunder, which may include, without limitation, any one or more of the following:

a.requiring reimbursement of cash Incentive-Based Compensation previously paid;
b.seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;
c.cancelling or rescinding some or all outstanding vested or unvested equity-based awards;
d.adjusting or withholding from unpaid compensation or other set-off;
e.cancelling or offsetting against planned future grants of equity-based awards; and/or
f.any other method permitted by applicable law or contract.
Notwithstanding the foregoing, a Covered Person will be deemed to have satisfied such person’s obligation to return Erroneously Awarded Compensation to the Company if such Erroneously Awarded Compensation is returned in the exact same form in which it was received; provided that equity withheld to satisfy tax obligations will be deemed to have been received in cash in an amount equal to the tax withholding payment made.
7.Policy Interpretation
This Policy shall be interpreted in a manner that is consistent with the Applicable Rules and any other applicable law. The Committee shall take into consideration any applicable interpretations and guidance of the SEC in interpreting this Policy, including, for example, in determining whether a financial restatement qualifies as a Financial Restatement hereunder. To the extent the Applicable Rules require recovery of Incentive-Based Compensation in additional circumstances besides those specified above, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Incentive-Based Compensation to the fullest extent required by the Applicable Rules.
8.Policy Administration
This Policy shall be administered by the Committee. The Committee shall have such powers and authorities related to the administration of this Policy as are consistent with the governing documents of the Company and applicable law. The Committee shall have full power and authority to take, or direct the taking of, all actions and to make all determinations required or provided for under this Policy and shall have full power and authority to take, or direct the taking of, all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of this Policy that the Committee deems to be necessary or appropriate to the administration of this Policy. The interpretation and construction by the Committee of any provision of this Policy and all determinations made by the Committee under this policy shall be final, binding and conclusive.
9.Compensation Recovery Repayments Not Subject to Indemnification or Insurance

Notwithstanding anything to the contrary set forth in any agreement with, or the organizational documents of, the Company or any of its subsidiaries, Covered Persons are not entitled to indemnification or reimbursement for Erroneously Awarded Compensation or for any claim or losses arising out of or in any way related to Erroneously Awarded Compensation recovered under this Policy. In addition, the Company shall not pay, or reimburse any Covered Person for, any insurance premiums intended to fund any of the Covered Person’s potential recovery obligation under this Policy.
10.Other Compensation Recovery Rights
Any right of recovery under this Policy is in addition to, and not in lieu of, any other rights, remedies or requirements with respect to the recovery or recoupment of any compensation that may be available to the Company (or any of its affiliates) that may be in effect from time to time, in any provisions in any employment agreement, offer letter, equity plan, equity award agreement or similar plan or agreement, and any other legal remedies available to the Company, as well as applicable law, stock market or exchange rules, listing standards or regulations, including but not limited to the requirements with respect to Section 304 of the Sarbanes-Oxley Act of 2002 with respect to the Chief Executive Officer and Chief Financial Officer of the Company. Further, any amounts recovered under any other policy that would be recoverable under this Policy should count toward any required recovery under this Policy and vice versa.
11.No “Good Reason” for Covered Persons
Any action by the Company to recoup or any recoupment of Erroneously Awarded Compensation under this Policy from a Covered Person shall not be deemed (i) “good reason” for resignation or to serve as a basis for a claim of constructive termination under any benefits or compensation arrangement applicable to such Covered Person, or (ii) to constitute a breach of a contract or other arrangement to which such Covered Person is party.
12.Acknowledgment

To the extent required by the Board or Committee, each Covered Person shall be required to sign and return to the Company the acknowledgement form attached hereto as Exhibit A pursuant to which such Covered Person will agree to be bound by the terms of, and comply with, this Policy. For the avoidance of doubt, each Covered Person will be fully bound by, and must comply with, the Policy, whether or not such Covered Person has executed and returned such acknowledgment form to the Company.

13.Amendment; Termination
The Board or Committee may amend, terminate or replace this Policy or any portion of this Policy at any time and from time to time in its sole discretion. The Board or Committee shall amend this Policy as it deems necessary to comply with applicable law or any listing standard.

EXHIBIT A
ACKNOWLEDGEMENT

●I acknowledge that I have received and read the Compensation Recovery Policy (the “Policy”) of Toast, Inc. (the “Company”).
●I understand and acknowledge that the Policy applies to me, and all of my beneficiaries, heirs, executors, administrators or other legal representatives and that the Company’s right to recovery in order to comply with applicable law will apply, regardless of the terms of any release of claims or separation agreement I have signed or will sign in the future.
●I agree to be bound by and to comply with the Policy and understand that determinations of the Committee (as such term is used in the Policy) will be final and binding and will be given the maximum deference permitted by law.
●I agree to cooperate with the Company and take any actions reasonably requested of me to effectuate the return or recovery of any Erroneously Awarded Compensation subject to this policy, and I consent to the return or recovery of any such Erroneously Awarded Compensation under this policy.
●I understand and agree that any current indemnification rights I may have, whether in an individual agreement or the Company’s organizational documents, exclude the right to be indemnified for amounts required to be recovered under the Policy.
●I understand that my failure to comply in all respects with the Policy is a basis for termination of my employment with the Company and any affiliate of the Company as well as any other appropriate discipline.
●I understand that neither the Policy, nor the application of the Policy to me, gives rise to a resignation for good reason (or similar concept) by me under any applicable employment agreement or arrangement.
●I acknowledge that if I have questions concerning the meaning or application of the Policy, it is my responsibility to seek guidance from the Company’s Chief Legal Officer and/or Chief People Officer or my own personal advisers.
●I acknowledge that neither this Acknowledgement nor the Policy is meant to constitute an employment contract.

Please review, sign and return this form to the Vice President, Total Rewards.

Executive

(print name)
(signature)
(date)

Schedule A

None.